13011832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Realty Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

3 Copley Place
(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Michael Weil Jr. 857-350-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I John H. Grady swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Realty Capital Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANNE H. KANE, Notary Public
Jenkintown Boro., Montgomery County
My Commission Expires March 28, 2013

Anne H Kane
Notary Public

John H Grady
Signature

Chief Operating Officer and Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Realty Capital Securities, LLC

3 Copley Place
Boston, MA 02116

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

MAZARS

WeiserMazars

Independent Auditors' Report

To the Member
of Realty Capital Securities, LLC

We have audited the accompanying statement of financial condition of Realty Capital Securities, LLC, (the "Company"), as of December 31, 2012, that is filed pursuant to pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Realty Capital Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 19, 2013

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com

Realty Capital Securities LLC
(A Wholly-Owned Subsidiary of RCS Capital, LLC)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 12,683,310
Receivables:	
Commissions	1,355,196
Reimbursable expenses	1,550,960
Property and equipment, net	112,682
Prepaid expenses and other	509,331
Total assets	$ 16,211,479
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 1,303,379
Accrued expenses	4,174,756
Payable to broker-dealers	5,007,187
Total liabilities	10,485,322
Member's equity	5,726,157
Total liabilities and member's equity	$ 16,211,479

The accompanying notes are an integral part of this financial statement.

Realty Capital Securities, LLC
(A Wholly-Owned Subsidiary of RCS Capital, LLC)
Notes to Financial Statement
December 31, 2012

1. Organization

Realty Capital Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). Prior to January 2012, the Company was wholly-owned by American Realty Capital II, LLC ("ARC II"). In January 2012, ARC II changed its name to AR Capital, LLC ("AR Capital"). In December 2012, the AR Capital changed its name to RCS Capital, LLC.

The Company was established in Delaware in August 2007 as a limited liability company and commenced operations as a FINRA qualified broker-dealer in February 2008. The Company is the securities broker-dealer for RCS Capital, LLC proprietary products, including publicly registered non-traded REITs, fixed-income notes, wealth management, and co-ownership investments. Additionally, the Company serves as the exclusive dealer manager for non-parent proprietary products. The Company also provides advisory services to affiliated and non-affiliated issuers of public securities in connection with strategic alternatives with respect to potential liquidity events. The Company sells securities to qualified investors throughout the United States by means of a national selling network of broker-dealers and registered representatives.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturities of 90 days or less to be cash equivalents.

Revenue Recognition
Commission revenues and related expenses are recorded on a trade date basis as securities transactions occur. The Company receives selling commissions of up to 7.0% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers in regards to wholesale distribution efforts. The Company, serving as a dealer manager, receives fees and compensation in connection with the sale of securities. The Company receives up to 3.0% of the gross proceeds from the sale of common stock, before reallowance to participating broker-dealers, as a dealer-manager fee. The Company may reallow its dealer-manager fee to such participating broker-dealers, based on such factors as the volume of shares sold by respective participating broker-dealers and marketing support incurred as compared to those of other participating broker-dealers.

The Company receives fees and compensation for providing investment banking and related advisory services. Such fees are charged based on agreements entered into with unaffiliated and affiliated public issuers of securities on a negotiated basis.

Reimbursable Expenses
The Company includes all reimbursable expenses in gross revenue because the Company is the primary obligor, has discretion in selecting a supplier, and bears credit risk of paying the supplier prior to receiving reimbursement from the customer.

Income Taxes
As a limited liability company, the Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its individual tax return.

As of December 31, 2012, the member determined that the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal tax examinations for years before 2009.

Marketing and Advertising
The Company expenses the cost of marketing and advertising as incurred.

3. Property and Equipment

Leasehold improvements	$	54,897
Furniture and fixtures		52,680
Equipment		51,546
		159,123
Less accumulated depreciation		46,441
	$	112,682

4. Off-Balance Sheet Risk and Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking and brokerage relationships with high credit quality financial institutions.

The Company earned approximately 73% of its commission revenue and dealer manager fees from two products.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital of the greater of either $100,000 (effective February 3, 2012) or 1/15 of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $3,419,697 which was $2,720,675 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 3.07 to 1.

6. Related Party Transactions

Through an agreement with an affiliate, the Company allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, and employee benefits. During the year ended December 31, 2012, the Company and the affiliate incurred approximately 90% and 10% of the shared expenses, respectively. The total expense allocation for the year was approximately $751,000.

The Company earned approximately $161,370,000 of commissions and $94,761,000 of dealer manager fees for the year ended December 31, 2012, in connection with the wholesale distribution services of proprietary products of an affiliate of RCS Capital, LLC. The Company also incurred approximately $161,399,000 of third-party commission expense and $24,385,000 of third-party reallowances expense on these products.

7. Commitments and Contingencies

Litigation and Regulatory Matters

The Company is a defendant in a lawsuit arising from normal business activities. The litigation is in its discovery stage. Management has reviewed this pending litigation with legal counsel, and management believes that this action is without merit and that an estimate of the ultimate liability, if any, cannot be made.

In addition, the Company is subject to inquiries from certain regulators. These inquiries are routine in nature. The Company provides all necessary correspondence to the applicable regulators in an effort to satisfactorily address any outstanding inquiries.

Leases

The Company occupies office space under various non-cancelable operating leases, expiring at various dates through 2016. Future annual minimum rental payments due are as follows:

Year Ending December 31,	Amount
2013	$ 389,769
2014	242,298
2015	140,489
2016	48,348
	$ 820,904

8. Subsequent Events

The Company has evaluated subsequent events that have occurred through February 19, 2013, the date the financial statements were available for issuance, and concluded that there were no events that have occurred that would require adjustments to the disclosures in the financial statements.